AMENDMENT

9/23/03



03051199

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 7 2003
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-48297

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Galway Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
401 Ninth Street, NW, Suite 450
(No. and Street)

Washington, DC 20004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Skyler Showell (202) 824-6032
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

8484 Westpark Drive, McLean, VA 22010
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 25 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CM

OATH OR AFFIRMATION

I, Frank M. Gren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Galway Capital, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

Cheryl A. Sinsabaugh
Notary Public, District of Columbia
My Commission Expires July 31, 2003

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 27 2003
DIVISION OF MARKET REGULATION

GALWAY CAPITAL, LLC

Financial Statements and Supplemental Information

Years ended December 31, 2002 and 2001, with Report of Independent Auditors

Galway Capital, LLC

Financial Statements and Supplemental Information

Years ended December 31, 2002 and 2001

Contents

Ernst & Young

Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102

Phone: (703) 747-1000
www.ey.com

Report of Independent Auditors

Board of Directors
Galway Capital, LLC

We have audited the accompanying statement of financial condition of Galway Capital, LLC (a Delaware limited liability company) as of December 31, 2002, and the related statements of operations, changes in member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Galway Capital, LLC as of December 31, 2001, were audited by other auditors who have ceased operations and whose report dated February 25, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Galway Capital, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 21, 2003

Galway Capital, LLC

Statements of Financial Condition

	December 31	
	2002	**2001**
Assets		
Cash	**$ 13,724**	$ 39,229
Other assets	**5,516**	5,723
Total assets	**$ 19,240**	$ 44,952
Liabilities and member's capital		
Current liabilities:		
Accounts payable	**$ 439**	$ 340
Member's capital:		
Member's capital ($1 par value: 100 units issued and outstanding)	**100**	100
Additional paid-in capital	**122,667**	113,720
Retained deficit	**(103,966)**	(69,208)
Total member's capital	**18,801**	44,612
Total liabilities and member's capital	**$ 19,240**	$ 44,952

See accompanying notes.

Galway Capital, LLC

Statements of Operations

	Year ended December 31	
	2002	**2001**
Revenues		
Agency commissions	**$ –**	$ 192,500
Interest income	**–**	833
Total revenues	**–**	193,333
Expenses		
Professional fees	**28,111**	187,149
Licenses and permits	**6,042**	10,958
Other expenses	**605**	1,559
Total expenses	**34,758**	199,666
Net loss	**$ (34,758)**	$ (6,333)

See accompanying notes.

Galway Capital, LLC

Statements of Changes in Member's Capital

	Member's Capital	Additional Paid-In Capital	Retained Deficit	Total Member's Capital
Balance, December 31, 2000	$ 100	$ 74,507	$ (62,875)	$ 11,732
Capital contributions	–	39,213	–	39,213
Net loss	–	–	(6,333)	(6,333)
Balance, December 31, 2001	100	113,720	(69,208)	44,612
Capital contributions	**–**	**8,947**	**–**	**8,947**
Net loss	**–**	**–**	**(34,758)**	**(34,758)**
Balance, December 31, 2002	**$ 100**	**$ 122,667**	**$(103,966)**	**$ 18,801**

See accompanying notes.

Galway Capital, LLC

Statements of Cash Flows

	Year ended December 31	
	2002	**2001**
Cash flows from operating activities		
Net loss	**$(34,758)**	$ (6,333)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease (increase) in other assets	**207**	(5,629)
Increase in accounts payable	**99**	340
Net cash used in operating activities	**(34,452)**	(11,622)
Cash flows from financing activities		
Proceeds from capital contributions	**8,947**	39,213
Cash provided by financing activities	**8,947**	39,213
Net (decrease) increase in cash	**(25,505)**	27,591
Cash, beginning of year	**39,229**	11,638
Cash, end of year	**$ 13,724**	$ 39,229

See accompanying notes.

Galway Capital, LLC

Notes to Financial Statements

December 31, 2002

1. Organization

Galway Capital, LLC (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a limited liability company organized under the laws of the State of Delaware and is wholly owned by Galway II LLC (the Parent). The Company's office is located in Washington, D.C. The Company serves as an agent in private placements and does not clear transactions.

2. Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Agency Commissions

Agency commissions represent commissions earned in connection with private placements of securities to individual investors. These fees are recognized at the time the transaction is completed.

Professional Fees

For the year ended December 31, 2002, professional fees primarily represent consulting fees. For the year ended December 31, 2001, professional fees relate primarily to finder's fees incurred in connection with the private placement income. These costs and related payables are recognized at the time the transaction is completed, consistent with the income recognition.

3. Income Taxes

As a limited liability company, the Company is treated as a partnership for federal income tax purposes and, as such, all items of income, credit, deduction, and loss are passed through to its member. Accordingly, no federal income taxes are provided for by the Company.

4. Related-Party Transactions

The Company maintains an agreement with its Parent whereby the Parent assumes responsibility for certain operating costs of the Company. At such time when revenues of the Company exceed the costs assumed by the Parent on behalf of the Company, the Company may make reimbursements for such costs. The Company is not obligated to repay the Parent for any amounts. Accordingly, payments by the Parent for such costs have been recorded as additional paid-in capital in the statement of financial condition. The Parent expects to support the operations of the Company for the foreseeable future.

During the years ended December 31, 2002 and 2001, such payments by the Parent to third parties on behalf of the Company pursuant to the agreement were $8,947 and $39,213, respectively, and have been included in the accompanying statements of operations.

The Parent also provides office space to the Company and salaries for the employees of the Company. No allocation for such expenses was made to the Company by the Parent, as management of the Company and the Parent believe that the related amounts would not be material to the financial statements.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, the Company had net capital of $13,285 and $38,889, respectively, which were $8,285 and $33,889, respectively, in excess of its required net capital of $5,000.

The Company does not hold customer accounts or safe keep customer securities and, therefore, is exempt from the requirement of the SEC Customer Protection Rule 15c3-3 to maintain a special reserve bank account pursuant to SEC Rule 15c3-3(k)(2)(i).

Supplemental Information

Galway Capital, LLC

Schedule I—Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

	December 31	
	2002	**2001**
Computation of net capital:		
Member's capital	**$ 18,801**	$ 44,612
Less—Nonallowable assets	**(5,516)**	(5,723)
Net capital	**13,285**	38,889
Minimum capital required	**5,000**	5,000
Capital in excess of minimum requirements	**$ 8,285**	$ 33,889
Aggregate indebtedness:		
Accounts payable	**$ 439**	$ 340
Ratio of aggregate indebtedness to net capital	**$0.03 to $1**	$0.01 to $1

See accompanying notes.

There are no differences between the above computation and the Company's computation of net capital under Rule 15c3-1, filed with the Securities and Exchange Commission on April 24, 2003 pursuant to Rule 17c-5(d)(1).

ERNST & YOUNG

Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102

Phone: (703) 747-1000
www.ey.com

Report of Independent Auditors on Internal Control

Board of Directors
Galway Capital, LLC

In planning and performing our audit of the consolidated financial statements of Galway Capital, LLC (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and, its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 21, 2003